82.4776

Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Eni GROUP

04035100

SECURITIES AND EXCHANGE
COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Rif./Prot. SEGR/185/04
San Donato M.se, May 31, 2004

JUN - 4 2004
1086

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 8th April 2004
- Saipem Press Release dated 29th April 2004
- Saipem Press Release dated 10th May 2004

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

dw 7/1

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of April 2004, May 2004

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

82.4776

Eni GROUP

Press Release

Saipem has been awarded the contract for the extraction of fuel oil cargo from the wreck of Prestige oil tanker

Saipem, an Eni Company, has been awarded the contract for the extraction of the fuel oil cargo from the wreck of the"Prestige", the oil tanker sunk offshore Galicia, Spain, to a depth of over 3800m, on 19th November 2002.

The contract, of a total amount of approximately 60 million Euro, has been awarded by the Spanish oil company Repsol YPF, which is acting on behalf of the Spanish Administration. Neither Repsol YPF nor Saipem are in any way connected to the accident; recovery costs will be borne by the Spanish Administration.

Saipem, through its wholly owned subsidiary Sonsub, has specifically designed and developed for the project an extraction and recovery system composed of several hot tap valve system to be installed on the wreck to allow the trapped fuel oil flowing into 25m long aluminium shuttles tanks, each with a loading capacity of $300m^3$. Once surfaced, the tanks will be connected to an FPSO.

This contract is the continuation of a pilot extraction test successfully completed last year by Saipem. The work is expected to be completed within the last quarter of 2004.

San Donato Milanese, 8th April 2004

Saipem

82.4776

Eni
GROUP

Press Release

SAIPEM: The Shareholders' Meeting approved the 2003 Financial Statements; set the dividend at € 0.148 per ordinary share and € 0.178 per savings share; approved the buy-back of 2,460,000 treasury shares to allocate to the company's Stock Grant and Stock Option Schemes; appointed PricewaterhouseCoopers S.p.A. as external independent auditors for three fiscal years.

Saipem's Shareholders' Meeting, held today, reviewed the Consolidated Financial Statements at 31st December 2003, which show a net income of € 196 million, approved Saipem S.p.A.'s 2003 Financial Statements and the distribution of a dividend of € 0.148 per ordinary share (€ 0.144 in 2002) and € 0.178 per savings share (€ 0.174 in 2002).

Dividends will be paid from 27th May 2004.

The Shareholders' Meeting also authorised the Board of Directors to buy back up to 2,460,000 treasury shares, for a total amount not exceeding € 21 million, and allocated them to the Stock Grant and Stock Option Schemes.

Finally, the Shareholders' Meeting appointed PricewaterhouseCoopers S.p.A. as independent auditors for the years 2004, 2005 and 2006.

The Extraordinary Shareholders' Meeting, which followed the Ordinary Shareholders' meeting, approved the proposed modifications to the Company's Articles of Association required to attain compliance with Law 6/2003 ("Vietti Act").

San Donato Milanese, 29th April 2004

Saipem

82.4776

Eni GROUP

PRESS RELEASE – 10TH MAY 2004
FIRST QUARTER REPORT AT 31ST MARCH 2004

Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group interim report at 31st March 2004 (not subject to audit).

Revenues amounted to 905 million euros (803 million in the first quarter 2003).
Operating Income amounted to 59 million euros (59 million in the first quarter 2003).
Net Income amounted to 38 million euros (36 million in the first quarter 2003).
Cash flow (net income plus depreciation and amortisation) amounted to 100 million euros (101 million in the first quarter 2003).

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the first quarter 2004 amounted to 48 million euros (92 million in the same period 2003) and consisted mainly of the following: upgrading works on the semi-submersible drilling platforms Scarabeo 3, Scarabeo 4 and the jack-up Perro Negro 3; the purchase of plant and equipment required to carry out the Sakhalin project in Russia; the realisation of a fabrication yard in Kazakhstan and the expansion of the yard in Angola.

Net financial debt at 31st March 2004 amounted to 942 million euros, a decrease of 11 million euros versus 31st December 2003, mainly attributable to the cash flow generated during the period.

New contracts and backlog

In the first quarter 2004, Saipem was awarded new contracts totalling 925 million euros (1,141 million euros in the same period 2003), of which 577 million euros were in the Offshore sectors (Construction and Drilling).

At end of March 2004, the backlog stood at 5,245 million euros (5,225 million euros at 31st December 2003).

Management expectations for 2004

The markets in which Saipem operates appear on balance to be good; the Drilling sectors, despite some residual weakness, are showing signs of recovery, the Onshore Construction sector is offering good prospects in the medium term, the re-gasification terminal sector is experiencing rapid growth and further expansion continues in the Offshore Construction sector, both in terms of pipelaying and large EPIC contracts in frontier areas.

Thanks to its reliability and competitiveness, Saipem has benefited from a positive market trend in the first quarter and is expected to continue doing so throughout the year. Accordingly, in 2004 the management envisages to exceed, at an equivalent exchange rate, the record volumes of 2003, and to achieve a level of contract acquisitions that would further boost the backlog at the end of 2004.

The phenomenon that adversely affects Saipem's profit levels is the appreciation of the Euro against the US Dollar, considering that approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, a total of approximately 600 million per annum, are denominated in euros.

The impact of the Euro evaluation is felt after approximately one year, i.e. the time lag between contract acquisition (and hedging) and execution. As a result the average invoice

exchange rate in 2003 was 1 (whilst the average Euro/USD ratio in the same period was 1.13). In 2004, the combination of contracts in the backlog at end 2003 to be realised during the current year, along with contracts already won and to be acquired in 2004, is expected to lead to an approximate average invoice exchange rate of 1.15.
Euro appreciation from 1 to 1.15 results in a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 30 million euros. The effect of the company's Euro-denominated structural costs is expected to determine a further reduction in operating income estimated at 50 million euros.

However, Saipem's distinctive capabilities and competencies, the substantial order backlog and the additional cost synergies resulting from Bouygues Offshore's integration are expected to counteract the negative effects of the Euro appreciation and underpin expectations for 2004 of attaining results in line with or close to the record level achieved in 2003; specifically

- volumes (at steady exchange rates) are expected to grow on account of the substantial order backlog at the end of March 2004 and the good overall trend of the reference market;
- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the Euro's appreciation;
- in 2004, further cost savings in the region of 20 million euros are expected from the integration with Bouygues Offshore.

Capital expenditure for 2004 is confirmed to be approximately 200 million euros, and involves maintenance and upgrade of vessels and equipment, project-specific investments and the development of yards in Kazakhstan, Nigeria and Angola.
Depreciation and amortisation, inclusive of goodwill amortisation resulting from Bouygues Offshore's acquisition (42 million euros), are expected to be approximately 260 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and actions by the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Financial flows

The decrease in net financial debt of 11 million euros versus 31st December 2003 was due to the following:

Outflows

- capital expenditure on tangible and intangible fixed assets of 48 million euros;
- increase in net current assets of 42 million euros;

Inflows

- cash flow (net income plus depreciation and amortisation) of 100 million euros;
- increase in minority interest of 1 million euros.

Saipem

Eni GROUP

Analysis by business sector

Offshore Construction:

(million euros)

	First Quarter 2003	First Quarter 2004
Revenues	421	567
Operating expenses, net of cost of materials	(289)	(440)
Cost of materials	(66)	(55)
Depreciation and amortisation	(21)	(23)
Contribution from operations (*)	45	49
Saipem s.a. goodwill amortisation	(6)	(6)
Contribution from operations, net	39	43
New orders awarded	695	545

(*) *Operating Income before general and administrative expenses*

The backlog at 31st March 2004 amounted to 3,243 million euros, of which 1,803 million are to be realised in 2004.

- Revenues for the first quarter 2004 amounted to 567 million euros, a 34.7% increase versus those for the same period 2003, mainly due to full-scale operations of EPIC (Engineering, Procurement, Installation, Construction) type projects in North and West Africa.

- Contribution from operations in the first quarter 2004 amounted to 49 million euros, equal to 8.6% of revenues, versus 45 million euros, equal to 10.7% of revenues in the same period 2003. This decrease in margin is related to the greater incidence of EPIC type projects as well as the US Dollar devaluation.

  Contribution from operations, net of goodwill amortisation, stood at 43 million euros, with profitability at 7.6% of revenues (first quarter 2003: 39 million euros, equal to 9.3% of revenues).

- The most significant orders awarded in the first quarter 2004 include:
  - on behalf of Dolphin Energy Ltd, three EPIC-type contracts comprising engineering, procurement, transport and installation of a gas export pipeline linking Ras Laffan to the onshore terminal of Taweelah, all associated facilities at Taweelah and two subsea pipelines connecting the platform well-heads to the onshore terminal at Ras Laffan;
  - on behalf of Repsol YPF (Yacimientos Petroliferos Fiscales), which was appointed by the Spanish Government, the contract for the recovery of the crude oil trapped in the tanks of the tanker "Prestige", which sank off the coast of Galicia, Spain;
  - on behalf of IOOC (Iranian Offshore Oil Company) the EPIC-type project "Sirri-Queshm" in Iran, comprising engineering, procurement and installation of a subsea pipeline;
  - on behalf of Shell UK Exploration and Production, the "Brent Decommissioning" project in the British sector of the North Sea, comprising the removal of offshore facilities (flare, anchor) and their subsequent transfer onshore.

Onshore Construction:

(million euros)	First Quarter 2003	First Quarter 2004
Revenues	178	121
Operating expenses, net of cost of materials	(108)	(74)
Cost of materials	(41)	(29)
Depreciation and amortisation	(10)	(6)
Contribution from operations (*)	19	12
Saipem s.a. goodwill amortisation	(2)	(2)
Contribution from operations, net	17	10
New orders awarded	194	247

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2004 amounted to 902 million euros, of which 372 million are to be realised in 2004.

- Revenues in the first quarter 2004 fell by 57 million euros, a 32% decrease, versus the same period 2003, following the completion of large projects in Kazakhstan and Saudi Arabia, which was only partially compensated by the full scale operations of projects in North Africa.

- Contribution from operations, in the first quarter 2004, amounted to 12 million euros, equal to 9.9% of revenues, versus 19 million euros, equal to 10.7% of revenues for the same period 2003, which had been boosted by the full scale operations of the Karachaganak project in Kazakhstan.
  Contribution from operations, net of goodwill amortisation, stood at 10 million euros, with profitability at 8.3% of revenues (first quarter 2003: 17 million euros, equal to 9.6% of revenues).

- The most significant orders awarded in the first quarter 2004 include:
  - on behalf of NAOC, the EPC-type "GTS – 4" project in Nigeria, comprising engineering, procurement and construction of a pipeline linking Rumuji (30 km north-east of Port Harcourt) to the N-LNG terminal on Bonny Island;
  - on behalf of Total, the EPC-type "OSBL Refinery" project in France, comprising engineering, procurement, construction and commissioning of all auxiliary services related to the new hydro-cracking plant for a refinery in Normandy, France.

Liquefied Natural Gas (L.N.G.):

(million euros)

	First Quarter 2003	First Quarter 2004
Revenues	47	43
Operating expenses	(36)	(31)
Depreciation and amortisation	(3)	(3)
Contribution from operations (*)	8	9
Saipem s.a. goodwill amortisation	(2)	(2)
Contribution from operations, net	6	7
New orders awarded	3	3

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2004 amounted to 278 million euros, of which 142 million are to be realised in 2004.

- Operations carried out mainly in India and Spain enabled the company to achieve revenues of 43 million euros in the first quarter 2004. The 8.5% downturn in revenues in the first quarter versus the same period the previous year is due to the completion of an important project carried out in Santo Domingo.

- In the first quarter 2004, contribution from operations, net of goodwill amortisation, amounted to 7 million euros, with profitability equal to 16.3% of revenues (first quarter 2003: 6 million euros, equal to 12.8% of revenues). Margin improvement is mainly attributable to better than expected performance on projects nearing completion.

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	First Quarter 2003	First Quarter 2004
Revenues	43	63
Operating expenses	(40)	(57)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	2	5
Saipem s.a. goodwill amortisation	(1)	(1)
Contribution from operations, net	1	4
New orders awarded	51	70

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2004 amounted to 53 million euros, of which 38 million are to be realised in 2004.

- Operational activities, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first quarter 2004 to total 63 million euros, a 46.5% increase over the same period 2003. Revenues for the first quarter 2003 did not include operations performed in Italy as they started in the second half of the year.

- Contribution from operations, in the first quarter 2004, amounted to 4 million euros, net of goodwill amortisation, with profitability equal to 6.3 of revenues (first quarter 2003: 1 million euros equal to 2.3% of revenues).

- The most significant orders awarded in the first quarter 2004 include:
  - on behalf of TotalFinaElf, the extension of contracts for operations in France;
  - on behalf of Eni E&P, maintenance of upstream installations in Italy.

Offshore Drilling:

(million euros)

	First Quarter 2003	First Quarter 2004
Revenues	61	64
Operating expenses	(36)	(37)
Depreciation and amortisation	(8)	(10)
Contribution from operations (*)	17	17
New orders awarded	174	32

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2004 amounted to 467 million euros, of which 206 million are to be realised in 2004.

- Operating revenues for the first quarter 2004 showed a 4.9% increase versus the same period 2003, attributable to the full-scale operations by the semi-submersible platform Scarabeo 5 and the drillship Saipem 10000, which compensated for the temporary inactivity of Scarabeo 3, Scarabeo 4, Perro Negro 3 and Perro Negro 5.
- Contribution from operations in the first quarter 2004 is in line with the same period 2003.
- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	-	**a**
Semi-submersible platform Scarabeo 4	-	**b**
Semi-submersible platform Scarabeo 5	91	
Semi-submersible platform Scarabeo 6	56	**c**
Semi-submersible platform Scarabeo 7	91	
Drillship Saipem 10000	91	
Jack-up Perro Negro 2	91	
Jack-up Perro Negro 3	-	**b**
Jack-up Perro Negro 4	91	
Jack-up Perro Negro 5	-	**d**

a = the vessel underwent upgrading works in readiness for a new contract in Nigeria.
b = the vessel underwent structural repairs.
c = for the remaining days (to 91) the vessel underwent structural repairs.
d = the vessel was idle.

- The most significant orders awarded in the first quarter 2004 include:
  - on behalf of Addax, the eighteen-month lease, plus the option of a further six months, of the semi-submersible platform Scarabeo 3 in Nigeria;
  - on behalf of Total, the four-month lease extension of the 5820 installation in Libya.

Onshore Drilling:

(million euros)	First Quarter 2003	First Quarter 2004
Revenues	46	39
Operating expenses	(34)	(29)
Depreciation and amortisation	(6)	(5)
Contribution from operations (*)	6	5
New orders awarded	23	28

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2004 amounted to 168 million euros, of which 73 million are to be realised in 2004.

- Operating revenues for the first quarter 2004 show a 15.2% decrease versus those of the same period 2003, mainly attributable to reduced activities in North Africa and Russia.

- Contribution from operations in the first quarter 2004 decreased by 1 million euros versus the same period last year, with a margin on revenues effectively unchanged.

- Average utilisation of rigs stood at 76% (85% in the first quarter 2003); rigs were located as follows: 11 in Peru, 8 in Saudi Arabia, 4 in Venezuela, 3 in Italy, 3 in Algeria, 1 in Egypt, 1 in Kazakhstan and 1 in Nigeria.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 2 rigs owned jointly with third parties operated as follows: 1 in Kazakhstan and 1 in Venezuela.

- The most significant orders awarded in the first quarter 2004 include:
  - on behalf of Occidental Peru, the one-year lease of rigs in Peru;

- on behalf of Petrobras Peru, the seven-month lease of rigs in Peru;
- on behalf of Agiba, the eighteen-month lease of a rig in Egypt;
- on behalf of Repsol YPF, the five-month lease of a rig in Algeria;
- on behalf of PDVSA, the three-month lease plus the option for a further five months, of a rig in Venezuela;
- on behalf of Sonatrach, the two-month lease plus the option for a further four months of a rig in Algeria.

Leased FPSO:

(million euros)

	First Quarter 2003	First Quarter 2004
Revenues	7	8
Operating expenses	(2)	(4)
Depreciation and amortisation	(3)	(2)
Contribution from operations (*)	2	2
New orders awarded	1	–

(*) *Operating income before general and administrative expenses*

The backlog at 31st March 2004 amounted to 134 million euros, of which 39 million are to be realised in 2004.

- In the first quarter 2004, operating revenues showed a slight increase (1 million euros) versus the same period 2003. Contribution from operations amounted to 2 million euros and is in line with that of the first quarter 2003.

- The production units FPSO–Firenze and FPSO–Mystras have been in continuous operation since the beginning of the year, whereas the FPSO-Jamestown has been idle.

Attachments:
- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 10th May 2004

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2003		31st March 2004 (*)	
Net tangible fixed assets		1,694		1,691
Net intangible fixed assets		851		840
		2,545		2,531
- Offshore Construction	1,127		1,116	
- Onshore Construction	244		246	
- LNG	193		191	
- MMO	85		83	
- Offshore Drilling	656		659	
- Onshore Drilling	95		91	
- Leased FPSO	89		87	
- Other	56		58	
Financial investments		26		26
Non-current assets		**2,571**		**2,557**
Working capital	(79)		(37)	
Provision for contingencies	(117)		(117)	
Net current assets		**(196)**		**(154)**
Employee termination benefits		**(31)**		**(31)**
CAPITAL EMPLOYED		**2,344**		**2,372**
Net equity		**1,368**		**1,406**
Minority interest in net equity		**23**		**24**
Net debt		**953**		**942**
COVER		**2,344**		**2,372**
SHARES ISSUED AND OUTSTANDING		**440,713,700**		**440,958,400**

(*) Not inclusive of translation adjustment for the quarter, for those group companies whose financial statements are in currencies other than euros.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

	First Quarter 2003	First Quarter 2004
Operating revenues	**803**	**905**
Other revenues and income	1	1
Purchases, services and other costs	(506)	(610)
Payroll and related costs	(174)	(175)
GROSS OPERATING INCOME	**124**	**121**
Amortisation, depreciation and write-downs	(65)	(62)
OPERATING INCOME	**59**	**59**
Financial expenses	(13)	(11)
Income from investments	2	4
INCOME BEFORE INCOME TAXES	**48**	**52**
Income taxes	(12)	(13)
NET INCOME BEFORE MINORITY INTEREST	**36**	**39**
Minority interest	–	(1)
NET INCOME	**36**	**38**
CASH FLOW (Net income + Depreciation and amortisation)	**101**	**100**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

	First Quarter 2003	First Quarter 2004
Operating revenues	**803**	**905**
Production costs	(680)	(783)
Idle costs	(15)	(18)
Selling expenses	(17)	(15)
Research and development costs	(3)	(2)
Other operating income	–	1
CONTRIBUTION FROM OPERATIONS	**88**	**88**
General and administrative expenses	(29)	(29)
OPERATING INCOME	**59**	**59**
Financial expenses	(13)	(11)
Income from investments	2	4
INCOME BEFORE INCOME TAXES	**48**	**52**
Income taxes	(12)	(13)
NET INCOME BEFORE MINORITY INTEREST	**36**	**39**
Minority interest	–	(1)
NET INCOME	**36**	**38**
CASH FLOW (Net income + Depreciation and amortisation)	**101**	**100**